

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2023

Brian John
Chief Executive Officer
Jupiter Wellness, Inc.
1061 E. Indiantown Rd., Ste. 110
Jupiter, FL 33477

>   **Re: Jupiter Wellness, Inc.**
>   **Form 8-K filed January 10, 2023**
>   **Correspondence filed February 24, 2023**
>   **File No. 001-39569**

Dear Brian John:

We have reviewed your February 24, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2023 letter.

Form 8-K filed January 10, 2023

General

1.   We note that you filed a registration statement on Form S-1 on February 15, 2023. Please revise such registration statement, as necessary, to reflect corresponding revisions in response to our comments on your Form 8-K.

2.   You state in response to prior comment 1 that Upstream is operated by the MERJ Exchange, which is regulated in the Seychelles. Please revise your registration statement to disclose the risks and uncertainties with listing on this exchange and disclose the rights of shareholders and any restrictions on investors on the Upstream platform. For example, we note that U.S.-based investors, either U.S. citizen or permanent resident, will not be able to buy shares on the Upstream secondary market.

3.   We note your response to prior comment 2, which we reissue in part. Revise your registration statement to provide a materially complete description of the tokenized shares and the process by which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. Provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regards to transferability and the role of the transfer agent, whether on Upstream or otherwise. In your disclosure, please explain the role of MERJ Depository and Registry Limited and how it interacts with the company's U.S. transfer agent. Please also explain what you mean by the statements that MERJ Depository will "manage" the tokenized securities. Additionally, explain the legal relationship between MERJ Depository and shareholders who deposit their shares with MERJ Depository, including the relevant governing law, and the rights of such shareholders in the event of a liquidation or dissolution of MERJ Depository. Further, please compare the legal rights of such shareholders with shareholders who own their shares in either book-entry form or on deposit with a U.S. broker, including the various protections afforded such shareholders under applicable law. Finally, please add risk factor disclosure addressing the risks to shareholders arising from any difference in such rights and protections.

4.   It is unclear how ownership of tokenized securities, initially and in connection with resales, will be recorded. Please disclose in your registration statement how the tokenized securities will be held on the books and records of the transfer agent (i.e. in the name of MERJ Dep. or in the name of the individual shareholders). Please also clarify whether and, if so, how subsequent resales of the tokenized securities on the Upstream platform will be reflected on the books and records of the transfer agent or if all such transfers will be records solely on the books and records of MERJ Dep. Finally, based on your responses to the foregoing, please clarify how the "lost certificate" process will work in the context of the tokenized securities, in particular if the tokenized securities will be held in the name of the MERJ Dep. on the books and records of the transfer agent.

5.   With regard to how "tokenized equity" is held on Upstream, please clarify whether the tokenized securities will be held through a shareholder's wallet or in an omnibus wallet.

6.   We note the statement that shareholders may also "choose between various depositories to hold their shares, such as Book Entry with TA, CEDE & Co. or MERJ Dep." Please clarify how these securities would be held if not deposited with one of the depositories. For example, does the company continue to use paper certificated shares?

7.   We note your response to prior comment 3. With a view toward disclosure, please clarify whether holders of the tokenized shares will receive dividend, voting and other rights associated with ownership of the company's common stock and, if so, explain how they are entitled to these rights, whether by contract and/or applicable law. Please also clarify whether such holders have the right to receive confirmations, proxy statements and other documents required by law to be provided to the holders of the company's common

stock. Finally, please clarify whether there are any rights or preferences to which holders of tokenized shares are not entitled. While we note that the company is not currently planning to offer digital dividends to shareholders, the response letter stated that "upon consideration of issuing such dividends or coupons/rewards, all shareholders will be eligible to receive them." Please also include this disclosure in your registration statement.

8.   We note your response to prior comment 4. Please include risk factor disclosure in your registration statement addressing the discrepancies that could result between the trading prices of common shares on Nasdaq and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise.

9.   We note your response to prior comment 5. Revise your registration statement to describe what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading activity that occurs on Upstream before making a decision to exchange their common shares for tokenized shares. We refer to the company's information on Upstream (https://trader.upstream.exchange/tokendetail/symbol/JUPW).

10. We refer to prior comment 6 and your corresponding response. Please revise your registration statement to clarify the meaning of "trading" securities on Upstream with respect to U.S.-based investors. Provide prominent disclosure about the restrictions on such investors, specifically that U.S.-based investors, including U.S. citizens and permanent residents living abroad, cannot purchase shares and are only permitted to sell or liquidate securities they currently own on Upstream.

11. It appears that U.S. citizens and residents are permitted to deposit their securities with MERJ Depository and sell those securities on the Upstream platform operated by MERJ Exchange. It is not clear why MERJ Depository and MERJ Exchange are not required to register with the Commission as a broker or dealer, national securities exchange and/or clearing agency. Please add a risk factor in your registration statement addressing the risks to shareholders in the event that these entities are not properly registered with the Commission as a broker or dealer, national securities exchange and/or clearing agency.

12. In your response, you state that the Upstream technology will reject securities buy orders from cryptographic keypairs that, pursuant to their KYC review, come from U.S. persons. You further state that no securities buy orders are accepted without a user having successfully undergone the Upstream KYC review process. In your next filing, please describe in greater detail the KYC policies and procedures of Upstream. In responding to this comment, please clarify the extent to which such KYC policies and procedures involve self-certification or IP address monitoring.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jane Park at 202-551-7439 or Loan Lauren Nguyen at 202-551-3642 with any questions.


Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services


cc: Arthur Marcus, Esq.